[Letterhead of Gas Natural SDG, S.A.]

CONFIDENTIAL

By Facsimile and EDGAR

February 5, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Linda Chatman Thomsen, Division of Enforcement

Mr. Michael Pressman, Division of Corporate Finance

Re:	Application to Withdraw Registration Statement on Form F-4

Gas Natural SDG, S.A. (“Gas Natural”) – SEC File No. 333-132076

Ladies and Gentlemen:

As previously notified pursuant to filings with the U.S. Securities and Exchange Commission (the “Commission”), Gas Natural SDG, S.A. has withdrawn its offers (the “Offers”) in the United States and Spain to acquire the ordinary shares and ADSs of Endesa S.A. (“Endesa”) effective as of February 1, 2007. As a result of the withdrawal of these Offers, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), Gas Natural hereby requests that an order granting the withdrawal of the above-referenced registration statement, originally filed on February 28, 2006 and amended on March 6, 2006, March 31, 2006, July 24, 2006 and November 3, 2006, together with all exhibits (the “Registration Statement”), be issued by the Commission as soon as possible. The Registration Statement was filed to register securities to be issued to shareholders and ADS holders of Endesa in connection with the Offers and initially became effective on March 6, 2007. Post-Effective Amendments were declared effective on April 3, 2006, July 25, 2006 and November 3, 2006.

During the pendency of Gas Natural’s U.S. offer, 0 Endesa shares and 1,019,094 Endesa ADSs were tendered to Gas Natural. On February 2, 2007, Gas Natural instructed The Bank of New York, the U.S. exchange agent, to return the remaining Endesa shares and ADSs tendered to Gas Natural through the U.S. offer. On February 5, 2007, The Bank of New York confirmed receipt of this instruction and that the Endesa shares and ADSs tendered in the U.S. offer and not previously withdrawn were being returned to the tendering holders. No Gas Natural shares or ADSs were issued in connection with the U.S. offer or pursuant to the Registration Statement. Gas Natural understands that the filing fees paid by Gas Natural will be held by the Commission pursuant to Rule 477 under the Act, and, pursuant to Rule 457(p) under the Act, may be applied to a subsequent registration statement.

Please forward a copy of the order withdrawing the Registration Statement to the undersigned at the address set forth above with a copy to our U.S. counsel, Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, fax (212) 455-2502), Attention: S. Todd Crider, Esq. If we can be of further assistance or if you have any questions or require additional information, please do not hesitate to contact Mr. Crider.

We thank you in advance for your time and consideration in connection with this matter. Additionally, Gas Natural would like to thank the Commission for the assistance and the responsiveness that you and the Commission have shown Gas Natural throughout the process of the Offers and the various events and controversies surrounding the Offers.

Respectfully submitted,

GAS NATURAL SDG, S.A.

By: /s/ Carlos J. Alvarez

Name:	Carlos J. Alvarez
Title:	Chief Financial Officer

cc:	Paul Dudek, Esq.

Michael Pressman, Esq.

Division of Corporation Finance, Securities and Exchange Commission

Manuel Garcia Cobaleda, Esq.

Gas Natural SDG, S.A.

S. Todd Crider, Esq

Alan M. Klein, Esq.

Simpson Thacher & Bartlett LLP